Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9922
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	December 23, 2022

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF”) Response Letter dated December 13 2022 Responding to Securities Exchange Commission Comments Provided on November 30, 2022

from:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel

to:	Kim Browning, Securities Exchange Commission (“SEC”)

cc:	Bill King, Cheryl Briggs, Catherine Dunn, Mathew Stephani

The following comments were provided by Ms. Kim Browning in a phone conversation with Amy Newsome, Legal Counsel to CHF, on December 21, 2022. Please see CHF’s responses to the comments and let us know if you have any further questions.

Comment #1: Please provide examples of “perceived market anomalies and inefficiencies” and update the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure to include these examples.

Fund Response: The second sentence of the first paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure has been revised to read as follows:

“In an effort to actively enhance total return and minimize risk, the Fund will engage in opportunistic trading among various sectors based on the perceived market anomalies and inefficiencies detected by the Fund’s portfolio managers, which may be found in illiquid or thinly traded securities and those that may not accurately reflect relevant market information.”

Comment #2: Please add a disclosure to the Strategic Enhanced Yield Fund’s Principal Investment Strategy making it clear that investments in foreign issuers are a primary investment.

Fund Response: The first sentence of the second paragraph of the Strategic Enhanced Yield Fund’s Primary Investment Strategy disclosure was revised to read as follows: “Under normal circumstances, the Fund invests at least 80% of its net assets in fixed income instruments, both domestic and foreign.”

Comment #3: Please briefly explain how the portfolio managers managing the Strategic Enhanced Yield Fund determine whether an issuer is a “foreign issuer.”

Fund Response: The following sentence was added to the third paragraph of the Strategic Enhanced Yield Fund’s Primary Investment Strategy disclosure: “The Fund will consider an issuer to be a foreign issuer if it is incorporated outside of the U.S. or if it derives more than 50% of its assets, revenue or income outside of the U.S.”

Comment #4: Please confirm that the Strategic Enhanced Yield Fund will not invest more than 15% of its assets in privately issued securities.

Fund Response: Confirmed. The Strategic Enhanced Yield Fund will not invest more than 15% of its assets in privately issued securities.

Comment #5: Please define the term “duration” and provide a brief example of what duration means for an investment.

Fund Response: The following definition and example were added to the fifth paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure: “Duration provides a measure of a fund’s sensitivity to changes in interest-rates. In general, the longer a fund’s duration, the more its price will fluctuate when interest rates change. A fund with a duration of 10 years is twice as sensitive to interest rate changes as a fund with a five-year duration. A fund with a five-year duration would generally be expected to lose 5% from its net asset value if interest rates rose by one percentage point or gain 5% if interest rates fell by one percentage point.”

Comment #6: Please provide additional clarification regarding whether there is a “similar quality” determination for unrated junk bonds.

Fund Response: As previously advised, the Adviser does not apply the same process it uses to ensure that an unrated investment grade security qualifies as investment grade or a specific rating. However, the portfolio manager enters into, manages and records the investment, recognizing it as a junk bond.